Prevention Insurance.com
2770 S. Maryland Pkwy., # 416
Las Vegas, NV 89109
Office: (702) 732-2758
Fax: (702) 732-2778


March 19, 2007


Securities and Exchange Commission
Washington D.C 20549
Mail Stop 3561


Dear Babette Cooper,


According to Items 1, 2 and 3 of your comment letter dated Aug. 14, 2006 we have corrected the 10-KSB of April 30, 2005 and the 10QSB's of July 31, 05, Oct. 31, 05, and Jan. 31 06 to reflect the proper language required by Item 601 (b) (31). We have revised our certification to reflect the 10-KSB instead of the 10Q referenced.


I understand it is my responsibility to insure the Accuracy and adequacy of all filings and disclosures and have added a review person to our Audit team to help insure future filings are correct in language and form. Thank you for your help in bringing our filings up to proper form.


Sincerely,
/s/ Scott C. Goldsmith
----------------------
Scott C. Goldsmith
President